April 16, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:	Vitesse Semiconductor Corporation
Response to Staff Comments of April 8, 2013 with respect to:
Form 10-K for fiscal year ended September 30, 2012
Filed December 4, 2012
File No. 001-31614

Ladies and Gentlemen:
We hereby provide the following response of Vitesse Semiconductor Corporation (the “Company”) in reply to the Staff's comment letter, dated April 8, 2013 (the “Comment Letter”). Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.
Form 10-K for the Fiscal Year Ended September 30, 2012
Exhibits 31.1 and 31.2

1.
We note that paragraph 1 of each of the certifications required by Exchange Act Rule 13a-14(a) identifies the wrong periodic report. Please file an amendment to the Form 10-K for the fiscal year ended September 30, 2012, that includes the entire filing together with the proper certifications.

Concurrently herewith, the Company is filing an Amendment on Form 10-K/A that includes the entire filing to re-file the certifications included as Exhibits 31.1, 31.2 and 32.1 of the previously filed Annual Report on Form 10-K, to identify the correct periodic report in the certifications.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (805) 388-3700.

Sincerely,
/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer

cc:    John J. McIlvery, Esq.